Mail Stop 3561

April 9, 2008

Bob Sasser
Chief Executive Officer
Dollar Tree Stores, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

> **Re:** **Dollar Tree Stores, Inc.**
> **Form 10-K for fiscal year ended February 3, 2007**
> **Filed April 4, 2007**
> **DEF 14A filed on May 17, 2007**
> **File No. 0-25464**

Dear Mr. Sasser:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director